Filed Pursuant to Rule 433

Registration No. 333-182469

U.S. TREASURY DEPARTMENT

OFFICE OF PUBLIC AFFAIRS

EMBARGOED FOR 7:00AM EST: December 11, 2012

CONTACT: Treasury Public Affairs (202) 622-2960

TREASURY SELLS FINAL SHARES OF AIG COMMON STOCK,

POSITIVE RETURN ON OVERALL AIG COMMITMENT REACHES $22.7 BILLION

WASHINGTON – Today, the U.S. Department of the Treasury announced that it has agreed to sell all of its remaining 234,169,156 shares of American International Group, Inc. (AIG) common stock at $32.50 per share in an underwritten public offering. The aggregate proceeds to Treasury from the common stock offering are expected to total approximately $7.6 billion.

Giving effect to today’s offering, the overall positive return on the Federal Reserve and Treasury’s combined $182 billion commitment to stabilize AIG during the financial crisis is now $22.7 billion. To date, giving effect to the offering, Treasury has realized a positive return of $5.0 billion and the Federal Reserve has realized a positive return of $17.7 billion.

	Max Combined Commitment	Repayments, Canceled/Reduced Commitments, Interest/Fees/Gains	Positive Return
Federal Reserve	$112.5 billion	$130.2 billion	+$17.7 billion
NY Fed Loans to AIG(1)	$35.0 billion	$41.8 billion	+$6.8 billion
AIA/ALICO SPV, Preferred Interests	$25.0 billion	$26.4 billion	+$1.4 billion
Maiden Lane II & III	$52.5 billion	$62.0 billion	+$9.5 billion
Treasury	$69.8 billion	$74.8 billion	+$5.0 billion
Common Stock	$47.5 billion	$51.6 billion	+$4.1 billion
Preferred Stock	$22.3 billion	$23.2 billion	+$0.9 billion
Total	$182.3 billion	$205.0 billion	+$22.7 billion

As part of its overall $5.0 billion positive return to date, Treasury realized a $4.1 billion positive return on its common stock holdings and a $0.9 billion positive return on its preferred stock holdings. Included in the Federal Reserve’s $17.7 billion positive return to date is a $6.8 billion positive return on the Federal Reserve Bank of New York’s (FRBNY) loans to AIG;1 a $1.4 billion positive return on preferred interests in the AIA Aurora and ALICO special purpose vehicles that held AIG’s largest foreign life insurance subsidiaries; and a combined $9.5 billion positive return on the Maiden Lane II & III special purpose vehicles.

The combined profit of $9.5 billion from the Maiden Lane II and III special purpose vehicles, which purchased mortgage-related assets from AIG and its counterparties, represented the largest portion of the overall $22.7 billion positive return.

Since the financial crisis, AIG has undertaken a dramatic restructuring effort, which put it in a stronger position to repay taxpayers. The size of the company has been cut nearly in half as it sold non-core assets and focused on its core property-casualty insurance operation. AIG’s Financial Products unit (AIGFP) is continuing to be wound down and has cut its legacy derivatives exposure by more than 93 percent to date.

Over the last 19 months, Treasury has conducted six public offerings of AIG common stock, selling a total of 1,655,037,962 shares (originally 92 percent of AIG’s outstanding common stock) at an average price of $31.18 per share. Treasury’s $20.7 billion AIG common stock offering in September 2012 alone represented the largest single U.S. common stock offering in history.2

After the closing of today’s offering, Treasury will continue to hold warrants to purchase approximately 2.7 million shares of AIG common stock – the sale of which will provide an additional positive return to taxpayers.

Today’s announcement is part of Treasury’s ongoing efforts to wind down the Troubled Asset Relief Program (TARP). Giving effect to today’s offering, more than 90 percent ($380 billion) of the $418 billion funds disbursed for TARP have already been recovered to date through repayments and other income. For more details on Treasury’s lifetime cost estimates for TARP programs, please visit Treasury’s Monthly 105(a) Report to Congress on TARP at this link.

Greenhill & Co. served as Treasury’s financial agent with respect to the management and disposition of Treasury’s investment in AIG.

BofA Merrill Lynch, Citigroup, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC have been retained as joint bookrunners for the offering.

AIG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that AIG has filed with the SEC for more complete information about AIG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, AIG, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from (i) BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by emailing dg.prospectus_requests@baml.com, (ii) Citigroup, c/o Broadridge Financial Solutions, 1155

[1]	The original $85 billion commitment was reduced to $60 billion in November 2008 in connection with the $40 billion TARP investment in AIG. The credit facility commitment was further reduced to $35 billion in December 2009 in connection with AIG’s transfer of the AIA Aurora LLC and ALICO Holdings.
[2]	Source: Dealogic

Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146), (iii) Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by calling 800-503-4611, or by emailing prospectus.cpdg@db.com, (iv) Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, by calling toll-free 866-471-2526, by faxing 212-902-9316 or by emailing prospectus-ny@ny.gmail.gs.com, or (v) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 866-803-9204.

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